HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

03 MAR 31 AM 7:21

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

March 20, 2003

SEC FILE NO. 82-3950

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03050446

Re: Legend Group Limited
(Formerly known as Legend Holdings Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Legend Group Limited (the "Company"), SEC File No. 82-3950, the enclosed documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement in relation to the Company's quarterly results for the period from October 1, 2002 to December 31, 2002, dated January 29, 2003, published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economics Times and Wen Wei Po, all on January 30, 2003; and

(2) The Company's announcement in relation to the appointment of an independent non-executive director of the Company, dated February 27, 2003, published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economics Times, both on February 28, 2003.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

h:\dlai\adr\19092\0002\38SEC.doc

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: Legend Group Limited

h:\dlai\adr\19092\0002\38SEC.doc

Heller Ehrman White & McAuliffe LLP Rm 6308-6309, 63/F, The Center, 99 Queen's Road Central, Hong Kong www.hewm.com

联想 LEGEND

聯想集團有限公司 LEGEND GROUP LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

2002/03 THIRD QUARTER RESULTS ANNOUNCEMENT

QUARTERLY RESULTS

The board of directors (the "Directors") of Legend Group Limited (the "Company") is pleased to announce that the unaudited results of the Company and its subsidiaries (the "Group") for the nine months ended 31 December 2002, together with comparative figures for the corresponding period of last year, are as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	3 months ended 31 December 2002 (unaudited) HK$'000	9 months ended 31 December 2002 (unaudited) HK$'000	3 months ended 31 December 2001 (unaudited) HK$'000	9 months ended 31 December 2001 (unaudited) HK$'000	9 months ended 31 December 2001 Proforma (Note 1(b)) (unaudited) HK$'000
Turnover	3	5,598,181	15,967,638	5,183,358	16,726,569	15,140,699
Earnings before interest, taxation, depreciation and amortisation expenses		348,849	929,022	292,720	815,490	780,132
Depreciation expenses		(47,986)	(114,307)	(37,609)	(109,248)	(104,180)
Amortisation of intangible assets		(4,063)	(9,964)	-	-	-
(Losses)/gains on disposal of subsidiaries, associated companies and investment securities		(114)	6,287	57,986	57,986	57,986
Interest income		21,800	54,739	13,424	54,900	54,204
Profit from operations	4	318,486	865,777	326,521	820,128	788,142
Finance costs		-	-	(195)	(11,734)	(1,625)
		318,486	865,777	326,326	808,394	786,517
Share of profits/(losses) of jointly controlled entities		846	(33,777)	(924)	(924)	(924)
Share of profits/(losses) of associated companies		2,968	18,195	(821)	(8,467)	(8,467)
Profit before taxation		322,300	850,195	324,581	799,003	777,126
Taxation	5	(6,351)	(16,699)	(9,457)	(20,417)	(20,417)
Profit after taxation		315,949	833,496	315,124	778,586	756,709
Minority interests		1,925	8,563	(3,181)	(13,202)	(9,768)
Profit attributable to shareholders		317,874	842,059	311,943	765,384	746,941
Dividend	6	N/A	135,834	N/A	112,846	112,846
Earnings per share – basic	7	4.24 cents	11.22 cents	4.14 cents	10.14 cents	9.89 cents
Earnings per share – fully diluted	7	4.23 cents	11.20 cents	4.13 cents	10.08 cents	9.84 cents

CONSOLIDATED BALANCE SHEET



	Notes	As at 31 December 2002 (unaudited) HK$'000	As at 31 March 2002 (audited) HK$'000
Non-current assets			
Intangible assets		71,290	-
Tangible fixed assets		814,125	847,316
Construction-in-progress		113,057	43,866
Investments in jointly controlled entities		200,080	210,432
Investments in associated companies		172,954	204,806
Investment securities		147,581	30,762
		1,519,087	1,337,182
Current assets			
Inventories		1,321,274	855,519
Amount due from a jointly controlled entity		108,069	194,132
Trade receivables	8	1,123,158	660,737
Bills receivable		334,625	17,607
Deposits, prepayments and other receivables		243,452	185,391
Cash and bank balances		2,931,404	2,441,169
		6,061,982	4,354,555
Current liabilities			
Trade payables	8	2,078,238	1,151,950
Bills payable		495,942	184,781
Accruals and other payables		813,368	663,361
Tax payable		7,449	2,231
Short-term bank loan – unsecured		50,700	-
		3,445,697	2,002,323
Net current assets		2,616,285	2,352,232
Total assets less current liabilities		4,135,372	3,689,414
Financed by:			
Share capital		187,547	187,701
Reserves		4,746,940	4,779,553
Accumulated losses			
2001/02 final dividend			

3. Turnover, revenue and segment information

3A. *Primary reporting format – geographical segments*

(i) For the 9 months ended 31 December 2002:

	People's Republic of China ("PRC") (unaudited) HK$'000	Asia Pacific (excluding PRC) (unaudited) HK$'000	North America (unaudited) HK$'000	Europe (unaudited) HK$'000	Total (unaudited) HK$'000
Profit and loss account					
Turnover	15,588,208	5,055	13,516	360,859	15,967,638
Segment operating results	809,634	(204)	535	4,750	814,715
Gains on disposal of investment securities	6,287	-	-	-	6,287
Amortisation of intangible assets	(9,964)	-	-	-	(9,964)
Interest income					54,739
Finance cost					-
Contribution to operating profit					865,777
Share of losses of jointly controlled entities	(33,777)	-	-	-	(33,777)
Share of profits of associated companies	18,195	-	-	-	18,195
Profit before taxation					850,195
Taxation					(16,699)
Profit after taxation					833,496
Minority interests					8,563
Profit attributable to shareholders					842,059

(ii) For the 9 months ended 31 December 2001:

	PRC (unaudited) HK$'000	Asia Pacific (excluding PRC) (unaudited) HK$'000	North America (unaudited) HK$'000	Europe (unaudited) HK$'000	Total (unaudited) HK$'000
Profit and loss account					
Turnover	15,745,970	280,792	95,804	604,003	16,726,569
Segment operating results	620,682	30,438	17,466	38,656	707,242
Gains on disposal of subsidiaries, associated companies and investment securities	57,986	-	-	-	57,986
Interest income					54,900
Finance cost					(11,734)
Contribution to operating profit					808,394
Share of losses of jointly controlled entities	(924)	-	-	-	(924)
Share of losses of associated companies	(8,467)	-	-	-	(8,467)
Profit before taxation					799,003
Taxation					(20,417)
Profit after taxation					778,586
Minority interests					(13,202)
Profit attributable to shareholders					765,384

3B. *Secondary reporting format – business segments*

(i) For the 9 months ended 31 December 2002:–

	Turnover (unaudited) HK$'000	Contribution to operating profit (unaudited) HK$'000
Corporate IT business	8,711,700	599,606
Consumer IT business	5,297,473	260,609
Handheld device business	1,109,721	28,844
IT service business	119,869	(40,567)
Contract manufacturing business	728,875	15,301
Gains on disposal of investment securities	-	6,287
Amortisation of intangible assets	-	(4,303)
	15,967,638	865,777

(ii) For the 9 months ended 31 December 2001:–

	Turnover (unaudited) HK$'000	Contribution to operating profit (unaudited) HK$'000
Corporate IT business	8,019,734	480,092
Consumer IT business	5,594,095	194,660
Handheld device business	166,989	(15,325)
Contract manufacturing business	1,321,360	105,922
Others	1,624,391	(14,941)
Gains on disposal of subsidiaries, associated companies and investment securities	-	57,986
	16,726,569	808,394

4. Profit from operations

3 months ended	9 months ended	3 months ended	9 months ended

9. Condensed balance sheet of the Company

	As at 31 December 2002 (unaudited) HK$'000	As at 31 March 2002 (audited) HK$'000
Tangible fixed assets	4,719	3,169
Investments	2,443,550	2,327,875
Loan to a related company	–	50,034
Current assets	3,305,426	3,609,887
Current liabilities	101,706	205,665
Net current assets	3,203,720	3,404,222
Total assets less current liabilities	5,651,989	5,785,300
Capital	187,547	187,701
Reserves	4,726,725	4,733,990
Retained profits	737,413	863,305
Long-term liabilities	304	304
	5,651,989	5,785,300

FINANCIAL REVIEW

Results

The Group achieved a turnover of approximately HK$5,598 million for the quarter and HK$15,968 million for the nine months ended 31 December 2002. It represents an increase of 8% and 5.5% respectively when compared with the turnover of HK$5,183 million for the quarter and HK$15,141 million (proforma) for the nine months of the corresponding period of last year. The profit attributable to shareholders was approximately HK$318 million for the quarter and HK$842 million for the nine months, compared to the profit before gains on disposal of subsidiaries, associated companies and investment securities of HK$254 million for the quarter and HK$689 million (proforma) for the nine months of the corresponding period of last year, indicating an increase of 25.2% and 22.2% respectively.

Significant investments and acquisitions

During the nine months ended 31 December 2002, capital expenditure of HK$420 million was incurred. HK$294 million of which was used for investments in subsidiaries, jointly controlled entities, investment securities and patent right. The investments were mainly concerned with the expansion of handheld devices business and IT services business. HK$126 million of which was used for additions of fixed assets.

Liquidity and financial resources

At 31 December 2002, the Group had cash and bank balances amounted to HK$2.9 billion. The cash on hand consists of 40% of Hong Kong Dollars, 38.5% of Renminbi, 21% of US Dollars and 0.5% was held in other currencies for the overseas operations. A short-term bank loan of approximately HK$51 million was raised during the period. The Group's gearing ratio at the period end was 0.0125 which is calculated based on the Group's total borrowings at approximately HK$51 million and the shareholders' funds of approximately HK4,069 million. The Group has adopted a prudent borrowing policy with gearing ratio being maintained at an acceptable level.

There was no material change in available credit facilities when compared with the year ended 31 March 2002 and there was no asset held under finance lease at the period end.

Foreign exchange

The Group consistently adopted a hedging policy for business transactions to minimize the risk of fluctuation of exchange rates. As at 31 December 2002, the Group had total outstanding forward foreign exchange contracts and currency swaps amounting to HK$89 million.

Capital commitments and contingent liabilities

The Group had no material capital commitments or contingent liabilities as at 31 December 2002.

Employees

During the nine months ended 31 December 2002, the total number of employees of the Group increased to 8,852 mainly due to the acquisition of subsidiaries and addition of manpower during the period. The total staff cost for the period was HK$550 million. The Group has implemented a remuneration policy, a discretionary bonus programme and a share option scheme for employees according to the performance of the Group and individual employees. The Group also provides benefits such as training, insurance and medical benefits. These policies are reviewed regularly to ensure they remain competitive and appropriate.

BUSINESS REVIEW

The China PC market sustained stable growth with unit shipment increased 20% year-on-year in the October to December 2002 quarter. Small and medium enterprises and education purchases continued to drive the growth of commercial PC market. However, the sourcing for commercial PCs was affected by the restructuring in the telecom industry and the plunge in securities trading. During the review period, growth in the home PC market has developed at a moderate rate and with demand stimulated by the National Day promotions.

The mobile handset market has been developing actively with the market share from local brands continually rising. New models have made their debut more frequently. Besides, the demand for digital products has surged rapidly, which in turn raises the demand for digital application of PC.

During the quarter, Legend's strategies of technology innovation and service-orientated transformation have begun to bear fruit and certain significant progresses have been attained. With the debut of the cutting-edge "dual mode" PCs, consumer IT business has made significant improvement in unit shipment and gross profit margin through product differentiation led by technology innovation.

Financed by:		
Share capital	187,547	187,701
Reserves	4,746,940	4,779,553
Accumulated losses		
2001/02 final dividend	–	271,051
Others	(865,142)	(1,556,271)
Shareholder's funds	4,069,345	3,682,034
Minority interests	65,697	7,050
Long-term liabilities	330	330
	4,135,372	3,689,414

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	9 months ended 31 December 2002 (unaudited) *HK$'000*	9 months ended 31 December 2001 (unaudited) *HK$'000*
Net cash inflow from operating activities	1,139,903	647,716
Net cash outflow from investing activities	(280,434)	(828,824)
Net cash outflow from financing activities	(420,094)	(306,368)
Increase/(decrease) in cash and cash equivalents	439,375	(487,476)
Effect of foreign exchange rate changes	160	4,955
Cash and cash equivalents at the beginning of the period	2,441,169	2,633,651
Cash and cash equivalents at the end of the period	2,880,704	2,151,130

STATEMENT OF CHANGES IN EQUITY

	Share capital (unaudited) *HK$'000*	Share premium (unaudited) *HK$'000*	Surplus arising on consolidation (unaudited) *HK$'000*	Exchange reserve (unaudited) *HK$'000*	Investment revaluation reserve (unaudited) *HK$'000*	Share redemption reserve (unaudited) *HK$'000*	Accumulated losses (unaudited) *HK$'000*	Total (unaudited) *HK$'000*
Balance as at 1 April 2002	187,701	4,732,184	27,893	4,155	13,515	1,806	(1,285,220)	3,482,034
Deficit in fair market value of investment securities	-	-	-	-	(28,393)	-	-	(28,393)
Currency translation difference	-	-	-	159	-	-	-	159
Net gains and losses not recognised in the profit and loss account	-	-	-	159	(28,393)	-	-	(28,234)
Profit for the period	-	-	-	-	-	-	842,059	842,059
Goodwill written off on disposal of a subsidiary	-	-	(20)	-	-	-	-	(20)
Reserves realised upon disposal of investment securities	-	-	-	-	(6,400)	-	-	(6,400)
Exercise of share options	16	1,871	-	-	-	-	-	1,887
Repurchase of shares	(170)	-	-	-	-	170	(16,706)	(16,706)
Dividend paid	-	-	-	-	-	-	(405,275)	(405,275)
As at 31 December 2002	187,547	4,734,055	27,873	4,314	(21,278)	1,976	(865,142)	4,069,345
Balance as at 1 April 2001 as previously reported	187,849	4,589,893	-	336	-	-	30,866	4,808,944
Effect of adopting SSAP 9 (revised)	-	-	-	-	-	-	989,730	989,730
Effect of adopting SSAP 29	-	-	-	-	-	-	(1,887,850)	(1,887,850)
Effect of adopting SSAP 31	-	-	165,921	-	-	-	(199,617)	(33,696)
Divestment of interest in an associated company	-	-	5,794	-	-	-	-	5,794
As at 1 April 2001 as restated	187,849	4,589,893	171,715	336	-	-	(1,066,871)	3,882,922
Reversal of transfer (from)/to other reserves	-	-	(166,719)	-	63,091	-	103,628	-
Deficit in fair market value of investment securities	-	-	-	-	(49,319)	-	-	(49,319)
Currency translation difference	-	-	-	4,955	-	-	-	4,955
Net gains and losses not recognised in the profit and loss account	-	-	(166,719)	4,955	13,772	-	103,628	(44,364)
Profit for the period	-	-	-	-	-	-	765,384	765,384
Goodwill written back on disposal of an associated company	-	-	22,897	-	-	-	-	22,897
Exercise of share options	1,523	126,924	-	-	-	-	-	128,447
Repurchase of shares	(1,763)	-	-	-	-	1,763	(256,892)	(256,892)
Dividend paid	-	-	-	-	-	-	(1,103,116)	(1,103,116)
As at 31 December 2001	187,609	4,716,817	27,893	5,291	13,772	1,763	(1,557,867)	3,395,278

Notes:

1. **Basis of preparation**

   (a) The Directors are responsible for the preparation of the Group's unaudited quarterly financials. These unaudited quarterly financials have been prepared in accordance with Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants ("HKSA"). These condensed accounts should be read in conjunction with the audited accounts for the year ended 31 March 2002.

   (b) With effect from 1 June 2001, Digital China Holdings Limited and its subsidiaries (collectively known as "DCHL") were spun off from the Group (the "Spin-off"). As the Spin-off was substantial to the operating results of the Group, the Directors have prepared unaudited proforma consolidated results of the Group for the corresponding nine months ended 31 December 2001 as if the Spin-off was effective throughout the period.

2. **Principal accounting policies**

   The principal accounting policies and methods of calculations used in the preparation of these unaudited quarterly financials are consistent with those used in the annual accounts for the year ended 31 March 2002. The Group has presented its cash flow statement with effect from 1 April 2002 based on SSAP 15 (revised): "Cash flow statements" issued by HKSA which is effective for accounting periods commencing on or after 1 January 2002. The comparative figures have been reclassified accordingly. In addition, the following new/revised SSAPs issued by the HKSA became effective for accounting periods commencing on or after 1 January 2002 are also applicable to the Group:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 25 (revised)	:	Interim financial reporting
SSAP 33	:	Discontinuing operations
SSAP 34 (revised)	:	Employee benefits

   The adoption of the above SSAPs has no material effect on the Group's prior year quarterly financials.

			16,726,569	808,394

4. **Profit from operations**

(a)

	3 months ended 31 December 2002 (unaudited) *HK$'000*	9 months ended 31 December 2002 (unaudited) *HK$'000*	3 months ended 31 December 2001 (unaudited) *HK$'000*	9 months ended 31 December 2001 (unaudited) *HK$'000*
Turnover	5,598,101	15,967,638	5,183,358	16,726,569
Cost of sales	(4,813,174)	(13,625,725)	(4,460,967)	(14,495,392)
Gross profit	784,927	2,341,913	722,396	2,231,177
Other revenue	21,880	54,739	13,424	54,900
(Losses)/gains on disposal of subsidiaries, associated companies and investment securities	(194)	6,287	57,986	57,986
Distribution expenses	(349,436)	(1,070,681)	(329,693)	(1,077,268)
Administrative expenses	(104,681)	(279,578)	(91,235)	(299,536)
Other operating expenses	(29,947)	(176,939)	(46,357)	(147,131)
Amortisation of intangible assets	(4,063)	(9,964)	-	-
Total operating expenses (see (b))	(488,127)	(1,537,162)	(467,285)	(1,523,935)
Profit from operations	318,486	865,777	326,521	820,128

(b) Analysis of operating expenses by nature:

	3 months ended 31 December 2002	9 months ended 31 December 2002	3 months ended 31 December 2001	9 months ended 31 December 2001
Selling expenses	(81,157)	(275,503)	(91,841)	(319,198)
Promotional and advertising expenses	(84,010)	(355,586)	(84,525)	(335,591)
Staff costs	(204,398)	(549,800)	(193,607)	(530,865)
Other expenses	(114,499)	(346,309)	(97,312)	(338,281)
Amortisation of intangible assets	(4,063)	(9,964)	-	-
Total operating expenses	(488,127)	(1,537,162)	(467,285)	(1,523,935)

5. **Taxation**

(a) Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits for the period.

(b) The amount of taxation charged/(credited) to the consolidated profit and loss account represents:

	3 months ended 31 December 2002 (unaudited) *HK$'000*	9 months ended 31 December 2002 (unaudited) *HK$'000*	3 months ended 31 December 2001 (unaudited) *HK$'000*	9 months ended 31 December 2001 (unaudited) *HK$'000*
Hong Kong profits tax	–	–	1,694	4,120
Overseas taxation	5,946	14,994	7,713	16,586
	5,946	14,994	9,407	20,706
Share of taxation attributable to:				
Jointly controlled entity	864	864	–	–
Associated companies	(459)	841	50	(289)
	6,351	16,699	9,457	20,417

6. **Dividend**

	9 months ended 31 December 2002 (unaudited) *HK$'000*	9 months ended 31 December 2001 (unaudited) *HK$'000*
Interim dividend of 1.8 HK cents (2001: 1.5 HK cents) per share	135,034	112,846

7. **Earnings per share**

The calculation of basic and diluted earnings per share is based on the following data:

	9 months ended 31 December 2002 (unaudited)	9 months ended 31 December 2001 (unaudited)
Earnings for the purposes of basic and diluted earnings per share *(HK$'000)*	842,059	765,384
Weighted average number of shares for the purposes of basic earnings per share	7,505,805,541	7,545,758,130
Effect of potential dilutive shares	11,423,220	43,398,147
Weighted average number of shares for the purposes of diluted earnings per share	7,517,228,761	7,589,156,277

8. **Ageing analysis**

Ageing analysis of trade receivables as at 31 December 2002 is as follow:

	As at 31 December 2002 (unaudited) *HK$'000*	As at 30 September 2002 (unaudited) *HK$'000*	As at 31 March 2002 (audited) *HK$'000*
0-30 days	1,031,049	999,160	593,457
31-60 days	47,564	107,531	58,914
61-90 days	24,493	12,861	5,715
Over 90 days	20,052	3,445	2,651
	1,123,158	1,122,997	660,737

Customers are generally granted credit terms of 30 days. Credit terms for customers of system integration business normally range from 30 days to 180 days.

Ageing analysis of trade payables as at 31 December 2002 is as follow:

	As at 31 December 2002 (unaudited) *HK$'000*	As at 30 September 2002 (unaudited) *HK$'000*	As at 31 March 2002 (audited) *HK$'000*
0-30 days	1,695,967	1,364,032	916,319
31-60 days	285,553	278,221	177,413
61-90 days	27,871	41,514	27,433
Over 90 days	68,847	66,692	30,785
	2,078,238	1,750,459	1,151,950

During the quarter, Legend's strategies of technology innovation and service-orientated transformation have begun to bear fruit, and certain significant progresses have been attained. With the debut of the cutting-edge "dual mode" PCs, consumer IT business has made significant improvement in unit shipment and gross profit margin through product differentiation led by technology innovation.

Growth in Legend's computer sales is better than market growth. In the third quarter of the financial year, Legend's computer sales rose 21%, with growth of 21%, 19%, 33% and 34% being recorded for home computers, commercial desktop computers, notebook computers and servers respectively.

Legend made several important moves in technology innovation:

- In December last year, Legend hosted "Legend World 2002", the first innovative technology convention organized by the Group. At the convention, Legend introduced the visionary concept of "collaborating applications" for future technology development and applications. This revolutionary concept allows the collaboration of different IT products to achieve intelligence interconnection, resource sharing and joint services. This brand-new development includes three main aspects: (1) collaborating applications of personal information terminal devices, (2) collaborating applications for corporate IT systems and (3) collaborating applications for communal (including commercial and public community) information systems.
- Legend has been actively pursuing innovations in product technology. In October last year, the Group launched its "dual mode" home computers, the Tianjiao and Tianrui series, which adopt the Group's self-developed embedded operating system, LEOS. Since their launch, Legend's "dual mode" home computers have won numerous awards. They also accounted for over 30% of the total unit shipment of home computers in the third quarter and significantly raised the gross margin of the consumer IT business. Legend's "dual mode" home computer received a number of local and international awards and has applied for more than 40 patents.
- Legend has also achieved important progress in the development of servers and high performance computers:
  - The technology of Legend's servers has been enhanced, moving up the product value chain.
  - Legend's achievement in technology innovation is also demonstrated by the successful debut of Legend's supercomputer with computing speed reaching 1000 GFLOPS in China. Recently, its application has been extended to a range of sectors, including scientific research, petroleum, electricity supply and coal mining. Winning these orders have reinforced Legend's strengths in the high performance computer market and highlighted its technology capabilities in this highly specialised segment. The introduction of Legend's supercomputer was regarded as one of the "Top 10 News of 2002 in China" by Xinhua News Agency and one of the "10 Major Technology Development of China" by Chinese Academy of Sciences and Chinese Academy of Engineering, further enhancing Legend's branding and corporate image.

Legend's commitment to a service-oriented transformation has also borne fruit:

- The IT 1 for 1 business has been successfully promoted among clients and channel partners, with the successful implementation of a full set of total solutions and proved to best suit market needs. In the quarter under review, Legend also obtained many contracts for school Intranet, e-government and enterprise informatisation projects.
- Solid foundations being laid for IT service business: Equipped with internationally advanced technologies and strong operating and customer services capabilities, the Group's network security total solutions won a number of orders through solution-based sales from major clients such as the State Tax Bureau, Tsinghua University, China Everbright Bank, Chinalife.
- Legend announced the establishment of Legend Chinaweal to provide telecom operators with IT services. The Group has gradually made the transformation from a pure hardware supplier into an all-rounded IT solutions provider in the telecom industry.

Looking ahead, Legend will continue its transformation into a service-oriented company, hand-in-hand with its commitment to technology innovation. Tailoring solutions to customer needs, Legend will be rolling out more products, applications and services to create greater value for customers.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the nine months ended 31 December 2002, the Company purchased its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") as follows:

Month/Year	Number of shares repurchased	Highest price per share *HK$*	Lowest price per share *HK$*	Aggregate consideration paid (including expenses) *HK$'000*
June 2002	2,000,000	2.875	2.875	5,765
October 2002	4,810,000	2.325	2.225	10,941
	6,810,000			16,706

The repurchased shares were subsequently cancelled and accordingly, the issued share capital of the Company was reduced by the nominal value thereof and the nominal value of shares repurchased amount to HK$170,250 (2001: HK$1,763,100) was transferred from retained earnings to share redemption reserve. The premium payable on repurchase was charged against the retained earnings of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including a review of the unaudited quarterly financials.

CODE OF BEST PRACTICE

The Directors of the Company are not aware of any information that would reasonably indicate that the Company is not, or was not, for any part of the accounting period covered by this quarterly results, in compliance with Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange, except that Non-Executive Directors of the Company are not appointed for a specific term but are subject to retirement by rotation in accordance with the Articles of Association of the Company.

By Order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 29 January 2003

联想 LEGEND 聯想集團有限公司 LEGEND GROUP LIMITED

(根據公司條例於香港註冊成立)

2002/03年度第三季度業績公佈

季度業績

聯想集團有限公司(「本公司」)之董事會謹此欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零二年十二月三十一日止九個月之未經審核的綜合業績，以及去年同期實際及備考數字的比較如下：

綜合損益表

	附註	截至二零零二年十二月三十一日止三個月 (未經審核) 港幣千元	截至二零零二年十二月三十一日止九個月 (未經審核) 港幣千元	截至二零零一年十二月三十一日止三個月 (未經審核) 港幣千元	截至二零零一年十二月三十一日止九個月 (未經審核) 港幣千元	截至二零零一年十二月三十一日止九個月 備考 (附註2(b)) (未經審核) 港幣千元
營業額	3	5,598,101	15,967,638	5,183,358	16,726,569	15,140,699
除利息、稅項、折舊及攤銷前經營溢利		343,849	929,022	292,720	816,490	780,132
折舊費用		(47,986)	(114,307)	(37,609)	(109,248)	(104,180)
無形資產攤銷		(4,063)	(9,964)	-	-	-
出售附屬公司、聯營公司及證券投資之(虧損)/收益		(114)	6,287	57,986	57,986	57,986
利息收入		26,800	54,739	13,424	54,900	54,204
經營溢利	4	318,486	865,777	326,521	820,128	788,142
財務費用		-	-	(195)	(11,734)	(1,625)
		318,486	865,777	326,326	808,394	786,517
應佔共同控制實體溢利/(虧損)		846	(33,777)	(924)	(924)	(924)
應佔聯營公司溢利/(虧損)		2,968	18,195	(821)	(8,467)	(8,467)
除稅前溢利		322,300	850,195	324,581	799,003	777,126
稅項	5	(6,351)	(16,699)	(9,457)	(20,417)	(20,417)
除稅後溢利		315,949	833,496	315,124	778,586	756,709
少數股東權益		1,925	8,563	(3,181)	(13,202)	(9,768)
股東應佔溢利		317,874	842,059	311,943	765,384	746,941
股息	6	不適用	135,034	不適用	112,846	112,846
每股盈利－基本	7	4.24仙	11.22仙	4.14仙	10.14仙	9.89仙
每股盈利－全面攤薄	7	4.23仙	11.20仙	4.13仙	10.08仙	9.84仙

綜合資產負債表

	附註	於二零零二年十二月三十一日 (未經審核) 港幣千元	於二零零二年三月三十一日 (經審核) 港幣千元
非流動資產			
無形固定資產		71,290	-
有形固定資產		814,125	847,316
在建工程		113,057	43,866
於共同控制實體之投資		200,080	210,432
於聯營公司之投資		172,954	204,806
證券投資		147,581	30,762
		1,519,087	1,337,182
流動資產			
存貨		1,321,274	855,519
應收共同控制實體欠款		108,069	194,132
應收賬款	8	1,123,158	660,737
應收票據		334,625	17,607
按金、預付款項及其他應收賬款		243,452	185,391
現金及銀行結餘		2,931,404	2,441,169
		6,061,982	4,354,555
流動負債			
應付賬款	8	2,078,238	1,151,950
應付票據		495,942	184,781
應計費用及其他應付賬款		813,368	663,361

會計師公會所頒佈並對在二零零二年一月一日或之後會計期間有效之會計實務準則亦適用於本集團：

會計實務準則第1號(經修訂)	：	財務報表之呈報
會計實務準則第11號(經修訂)	：	外幣折算
會計實務準則第25號(經修訂)	：	中期財務報告
會計實務準則第33號	：	不持續業務
會計實務準則第34號(經修訂)	：	員工福利

採納上述會計實務準則對本集團去年的季度賬目概無重大影響。

3. 營業額、收益及分類資料

3A. *基本列報方式 － 地域分類*

(i) 截至二零零二年十二月三十一日止九個月：

	中華人民共和國(「中國」) (未經審核) 港幣千元	亞太區(中國除外) (未經審核) 港幣千元	北美洲 (未經審核) 港幣千元	歐洲 (未經審核) 港幣千元	合計 (未經審核) 港幣千元
損益表					
營業額	15,588,208	5,055	13,516	360,859	15,967,638
分類經營業績	809,634	(204)	535	4,750	814,715
出售證券投資之收益	6,287	-	-	-	6,287
無形資產攤銷	(9,964)	-	-	-	(9,964)
利息收入					54,739
財務費用					-
盈利貢獻					865,777
應佔共同控制公司虧損	(33,777)	-	-	-	(33,777)
應佔聯營公司溢利	18,195	-	-	-	18,195
除稅前溢利					850,195
稅項					(16,699)
除稅後溢利					833,496
少數股東權益					8,563
股東應佔溢利					842,059

(ii) 截至二零零一年十二月三十一日止九個月：

	中國 (未經審核) 港幣千元	亞太區(中國除外) (未經審核) 港幣千元	北美洲 (未經審核) 港幣千元	歐洲 (未經審核) 港幣千元	合計 (未經審核) 港幣千元
損益表					
營業額	15,745,970	280,792	95,804	604,003	16,726,569
分類經營業績	620,682	30,438	17,466	38,656	707,242
出售附屬公司、聯營公司及證券投資之收益	57,986	-	-	-	57,986
利息收入					54,900
財務費用					(11,734)
盈利貢獻					808,394
應佔共同控制公司虧損	(924)	-	-	-	(924)
應佔聯營公司虧損	(8,467)	-	-	-	(8,467)
除稅前溢利					799,003
稅項					(20,417)
除稅後溢利					778,586
少數股東權益					(13,202)
股東應佔溢利					765,384

3B. *輔助列報方式 － 業務分類*

(i) 截至二零零二年十二月三十一日止九個月：

	營業額 (未經審核) 港幣千元	盈利貢獻 (未經審核) 港幣千元
企業IT業務	8,711,700	599,606
消費IT業務	5,297,473	260,609
手持設備業務	1,109,721	28,844
IT服務業務	119,869	(40,567)
合同製造業務	728,875	15,301
出售證券投資之收益	-	6,287
無形資產攤銷	-	(4,303)
	15,967,638	865,777

與集團有業務往來的客戶，除系統集成客戶享有30至180天的商業信用期外，其餘客戶一般享有30天信用期。

於二零零二年十二月三十一日，應付賬款之賬齡分析如下：

	於二零零二年十二月三十一日 (未經審核) 港幣千元	於二零零二年九月三十日 (未經審核) 港幣千元	於二零零二年三月三十一日 (經審核) 港幣千元
零至三十日	1,695,967	1,364,032	916,319
三十一至六十日	285,553	278,221	177,413
六十一至九十日	27,871	41,514	27,433
九十日以上	68,847	66,692	30,785
	2,078,238	1,750,459	1,151,950

9. 本公司簡明資產負債表

	於二零零二年十二月三十一日 (未經審核) 港幣千元	於二零零二年三月三十一日 (經審核) 港幣千元
有形固定資產	4,719	3,169
投資	2,443,550	2,327,875
貸款予一間關連公司	-	50,034
流動資產	3,305,426	3,609,887
流動負債	101,706	205,665
流動資產淨值	3,203,720	3,404,222
總資產減流動負債	5,651,989	5,785,300
股本	187,547	187,701
儲備	4,726,725	4,733,990
保留溢利	737,413	863,305
長期負債	304	304
	5,651,989	5,785,300

財務回顧

業績

截至二零零二年十二月三十一日止，集團錄得的季度營業額約為港幣55.98億元及九個月的營業額約為港幣159.68億元，較去年同期的季度營業額港幣51.83億元及九個月備考的營業額港幣151.41億元，分別上升8%及5.5%。期內季度的股東應佔溢利約為港幣3.18億元，而九個月則約為港幣8.42億元，較去年同期不包括出售附屬公司、聯營公司及證券投資之收益的季度溢利港幣2.54億元及九個月備考的溢利港幣6.89億元，分別上升25.2%及22.2%。

重要投資及收購

截至二零零二年十二月三十一日的九個月內，資本性的支出為港幣4.20億元。其中港幣2.94億元用於投資附屬公司、共同控制實體、其他證券投資及購入版權，投資主要為了發展手持設備業務及IT服務業務，而港幣1.26億元則用於增添固定資產。

流動資金及財務資源

於二零零二年十二月三十一日，現金及銀行結餘達港幣29億元，其中40%為港幣，38.5%為人民幣，21%為美元，0.5%為其他貨幣以應付海外業務所需。期內，集團向銀行借入約港幣0.51億元的資金。按集團總貸款約港幣0.51億元和股東資金約港幣40.69億元計算，期末集團貸款權益比率為0.0125。集團採取了謹慎的借貸政策，使貸款權益比率保持在可接受的水平。

综合的信用額度則與二零零二年三月三十一日相若。於期末時，集團沒有以財務租約持有的資產。

外幣兌換

本集團繼續採用對沖政策，以減低因外幣匯率變化而對一般商貿活動所造成的影響。於二零零二年十二月三十一日，集團未完成之遠期外匯合約及幣種變換總金額為港幣0.89億元。

資本承擔及或然負債

於二零零二年十二月三十一日，本集團沒有重大的資本承擔及或然負債。

員工

應付賬款	2,078,238	1,151,930
應付票據	495,942	184,781
應計費用及其他應付賬款	813,368	663,361
應付稅款	7,449	2,231
銀行短期借款－無抵押	50,700	–
	3,445,697	2,002,323
流動資產淨值	2,616,285	2,352,232
總資產減流動負債	4,135,372	3,689,414
資金來源		
股本	187,547	187,701
儲備	4,746,940	4,779,553
累計虧損		
2001/02末期股息	–	271,051
其他	(865,142)	(1,556,271)
股東資金	4,069,345	3,682,034
少數股東權益	65,697	7,050
長期負債	330	330
	4,135,372	3,689,414

簡明綜合現金流量表

	截至二零零二年十二月三十一日止九個月(未經審核)港幣千元	截至二零零一年十二月三十一日止九個月(未經審核)港幣千元
經營業務所得現金淨額	1,139,903	647,716
投資活動所耗現金淨額	(280,434)	(828,824)
融資活動所耗現金淨額	(420,094)	(306,368)
現金及等同現金之增加／(減少)	439,375	(487,476)
匯率變動之影響	160	4,955
期初現金及等同現金	2,441,169	2,633,651
期終現金及等同現金	2,880,704	2,151,130

股東權益變動表

	股本(未經審核)港幣千元	股份溢價賬(未經審核)港幣千元	綜合賬目時產生的商譽(未經審核)港幣千元	匯兌儲備(未經審核)港幣千元	投資重估儲備(未經審核)港幣千元	股份回購儲備(未經審核)港幣千元	累計虧損(未經審核)港幣千元	合計(未經審核)港幣千元
於二零零二年四月一日	187,701	4,732,184	27,893	4,155	13,515	1,806	(1,285,220)	3,682,034
投資證券公平值虧損	–	–	–	–	(28,393)	–	–	(28,393)
換算海外賬目之差額	–	–	–	159	–	–	–	159
未於綜合收益表確認之虧損淨額	–	–	–	159	(28,393)	–	–	(28,234)
期內溢利	–	–	–	–	–	–	842,059	842,059
出售附屬公司時撥回之商譽	–	–	(20)	–	–	–	–	(20)
出售投資證券時撥回之儲備	–	–	–	–	(6,400)	–	–	(6,400)
行使認股權	16	1,871	–	–	–	–	–	1,887
回購股份	(170)	–	–	–	–	170	(16,706)	(16,706)
股息	–	–	–	–	–	–	(405,275)	(405,275)
於二零零二年十二月三十一日	187,547	4,734,055	27,873	4,314	(21,278)	1,976	(865,142)	4,069,345
於二零零一年四月一日：如前呈報	187,849	4,589,893	–	336	–	–	30,866	4,808,944
採納會計實務準則第9號(經修訂)之影響	–	–	–	–	–	–	959,730	959,730
採納會計實務準則第30號之影響	–	–	–	–	–	–	(1,837,850)	(1,837,850)
採納會計實務準則第31號之影響	–	–	165,921	–	–	–	(199,617)	(33,696)
減少於一家聯營公司的投資	–	–	5,794	–	–	–	–	5,794
於二零零一年四月一日重列	187,849	4,589,893	171,715	336	–	–	(1,046,871)	3,902,922
分拆時撥回之(儲備)／虧損	–	–	(166,719)	–	63,091	–	103,628	–
投資證券公平值虧損	–	–	–	–	(49,319)	–	–	(49,319)
換算海外賬目之差額	–	–	–	4,955	–	–	–	4,955
未於綜合收益表確認之(虧損)／收益淨額	–	–	(166,719)	4,955	13,772	–	103,628	(44,364)
期內溢利	–	–	–	–	–	–	765,384	765,384
撇銷聯營公司商譽之影響	–	–	22,897	–	–	–	–	22,897
行使認股權	1,523	126,924	–	–	–	–	–	128,447
回購股份	(1,763)	–	–	–	–	1,763	(256,892)	(256,892)
股息	–	–	–	–	–	–	(1,103,116)	(1,103,116)
於二零零一年十二月三十一日	187,609	4,716,817	27,893	5,291	13,772	1,763	(1,537,867)	3,395,278

附註:

1. 編製基礎

(a) 本集團未經審核季度業績乃由董事負責編製。該等未經審核季度業績乃根據香港會計師公會頒佈之會計實務準則第25號「中期財務報告」編製。此簡明賬目須與截至二零零二年三月三十一日止年度經審核賬目一併閱覽。

(b) 本集團於二零零一年六月一日分拆神州數碼控股有限公司及其附屬公司(統稱「神州數碼」)(「分拆」)。由於分拆對本集團之經營業績具有重大影響，故此，董事在編制本集團截至二零零一年十二月三十一日止九個月之未經審核備考綜合業績時乃假設分拆在暨段期間皆已完成而編製。

2. 主要會計政策

本集團在編製未經審核季度業績時，採用與截至二零零二年三月三十一日止年度之賬目一致的主要會計政策及計算方法。由二零零二年四月一日起，本集團已根據香港會計師公會頒佈於二零零二年一月一日或以後的會計期間生效之會計實務準則第15號(經修訂)「現金流量表」而採用現金流量表，並對去年之數據作相應的重新排列。此外，下列由香港

無形資產攤銷	–	(4,303)
	15,967,638	865,777

(ii) 截至二零零一年十二月三十一日止九個月：

	營業額(未經審核)港幣千元	盈利貢獻(未經審核)港幣千元
企業IT業務	8,019,734	480,092
消費IT業務	5,594,095	194,660
手持設備業務	166,989	(15,325)
合同製造業務	1,321,360	105,922
其他	1,624,391	(14,941)
出售附屬公司、聯營公司及證券投資之收益	–	57,986
	16,726,569	808,394

4. 經營溢利

	截至二零零二年十二月三十一日止三個月(未經審核)港幣千元	截至二零零二年十二月三十一日止九個月(未經審核)港幣千元	截至二零零一年十二月三十一日止三個月(未經審核)港幣千元	截至二零零一年十二月三十一日止九個月(未經審核)港幣千元
(a) 營業額	5,598,181	15,967,638	5,183,338	16,726,569
銷售成本	(4,813,170)	(13,625,725)	(4,460,962)	(14,495,392)
毛利	784,937	2,341,913	722,386	2,231,177
其他收入	21,848	54,739	13,424	54,900
出售附屬公司、聯營公司及證券投資之(虧損)／收益	(114)	6,287	57,986	57,986
分銷費用	(349,436)	(1,070,841)	(329,683)	(1,077,268)
行政費用	(104,631)	(279,578)	(91,235)	(299,536)
其他經營費用	(29,547)	(176,939)	(46,357)	(147,131)
無形資產攤銷	(4,063)	(9,964)	–	–
經營費用總額(見(b))	(488,117)	(1,537,162)	(467,275)	(1,523,935)
經營溢利	318,484	865,777	326,521	820,128
(b) 經營費用總額之按性質分析：				
折舊費用	(91,157)	(275,583)	(91,841)	(319,198)
推廣及廣告費用	(84,930)	(355,584)	(84,525)	(335,591)
人力資源費用	(204,990)	(549,800)	(183,607)	(530,865)
其他費用	(114,479)	(346,309)	(97,312)	(338,281)
無形資產攤銷	(4,063)	(9,964)	–	–
經營費用總額	(488,117)	(1,537,162)	(467,275)	(1,523,935)

5. 稅項

(a) 香港利得稅已按本期估計應課稅溢利並按稅率16%(二零零一年：16%)作出撥備。

(b) 於綜合損益賬內扣除／(計入)之稅項包括：

	截至二零零二年十二月三十一日止三個月(未經審核)港幣千元	截至二零零二年十二月三十一日止九個月(未經審核)港幣千元	截至二零零一年十二月三十一日止三個月(未經審核)港幣千元	截至二零零一年十二月三十一日止九個月(未經審核)港幣千元
香港利得稅	–	–	1,684	4,120
海外稅項	5,946	14,994	7,713	16,586
	5,946	14,994	9,397	20,706
應佔共同控制實體稅項	564	564	–	–
應佔聯營公司稅項	(159)	841	50	(289)
	6,351	16,399	9,447	20,417

6. 股息

	截至二零零二年十二月三十一日止九個月(未經審核)港幣千元	截至二零零一年十二月三十一日止九個月(未經審核)港幣千元
中期股息，每股1.8港仙(二零零一年：1.5港仙)	135,034	112,846

7. 每股盈利

每股基本及攤薄後盈利根據下列數據計算：

	截至二零零二年十二月三十一日止九個月(未經審核)	截至二零零一年十二月三十一日止九個月(未經審核)
用以計算每股基本及攤薄盈利之溢利(港幣千元)	842,059	765,384
用以計算每股基本盈利之加權平均股數	7,505,805,541	7,545,758,130
股份潛在攤薄影響	11,423,220	43,398,147
用以計算每股攤薄盈利之加權平均股數	7,517,228,761	7,589,156,277

8. 賬齡分析

於二零零二年十二月三十一日，應收賬款之賬齡分析如下：

	於二零零二年十二月三十一日(未經審核)港幣千元	於二零零二年九月三十日(未經審核)港幣千元	於二零零二年三月三十一日(經審核)港幣千元
零至三十日	1,031,049	999,160	593,457
三十一至六十日	47,564	107,531	58,914
六十一至九十日	24,493	12,861	5,715
九十日以上	20,052	3,445	2,651
	1,123,158	1,122,997	660,737

於二零零二年十二月三十一日，本集團沒有重大的資本承擔及或然負債。

員工

在截至二零零二年十二月三十一日止九個月內，由於購入附屬公司及增添人手，集團的員工總數在期末時增至8,852人。期內的員工費用總數為港幣5.5億元。集團因應業績及員工表現實施酬金政策、酌情花紅及購股權計劃，同時亦提供員工福利，如培訓、保險及醫療等，並會不時檢討該等政策以確保競爭力及配合公司需要。

業務回顧

中國個人電腦市場繼續穩步增長，於10至12月季度，中國電腦市場銷量年比年增長約20%。中小企業及教育採購繼續推動商用市場增長。2002年電訊業重整及證券交易大幅下降影響商用電腦採購。家用電腦市場表現平緩，季內國慶促銷活動刺激需求。

移動電話市場活躍，本地品牌的市場佔有率繼續增加，產品更新換代加快。此外，數碼產品市場快速發展，增加了對電腦數碼應用功能的需求。

季內，集團服務轉型及技術創新的策略初見成果，取得多項階段性進展。其中，消費IT業務因推出創新技術的「雙模式」電腦，形成差異化競爭，使銷量及毛利明顯上升。

聯想電腦銷售增長優於市場，財年第三季，聯想電腦的銷量增長21%，其中聯想家用電腦、商用檯式電腦、筆記本電腦及服務器於期內的銷量增長分別為21%、19%、33%及34%。

聯想在技術創新方面亦有多項新進展：

- 去年12月，聯想舉辦了首屆的聯想技術創新大會(Legend World 2002)，提出對未來技術及應用發展趨勢的前瞻性理念—關聯應用，營造智能互聯、資源共享及協同服務。聯想提出的關聯應用包括三方面：(1)關聯個人信息終端設備、(2)關聯企業信息應用和(3)關聯社會信息服務。
- 集團亦不斷追求產品方面的技術創新，去年10月底推出的新一代雙模式家用電腦—「天驕」及「天瑞」系列，採用自主研發成功的LEOS嵌入性操作系統。聯想雙模式電腦榮獲多個獎項，於第三季佔整體家用電腦銷量30%以上，顯著提升消費IT業務毛利率。聯想雙模式電腦榮獲國內及國際多項獎項，並申請了40多項專利。
- 聯想在服務器及高性能計算機方面的發展進展顯著：
  - 聯想服務器產品技術含量提高，逐步上移產品價值鏈。
  - 聯想在技術方面的成果還表現在自推出第一台萬億次計算機以來，最近已分別進入科研、石油、電力、煤炭等領域，取得有關行業的項目訂單，顯示聯想在高性能計算機的技術實力及逐步形成的獨特優勢。聯想萬億次高性能計算機更入選「新華社2002年國內十大新聞」及被中國科學院和中國工程院評為「中國十大科技進展」，提升了聯想品牌及企業形象。

聯想向服務轉型的戰略亦見成果：

- IT 1 for 1業務成功推廣，並具備了一整套成功實施和切合市場需求的解決方案，深入於客戶和渠道。季內取得多個校園網、電子政務及企業信息化項目。
- IT服務構建穩固根基：信息安全全面解決方案具有國際領先技術、良好的市場運作及客戶服務能力。信息安全產品通過方案式銷售成功取得多項重要訂單，客戶包括國家稅務總局、清華大學、光大銀行、中國人壽等。
- 宣佈成立聯想中望，為電信運營商提供IT服務。在電信行業，聯想正在逐步實現由一個硬件設備供應商轉型成為全面的IT服務供應商。

聯想會繼續堅決實施向服務轉型和技術創新的策略，針對客戶需要，發展更豐富的產品、應用及服務，為客戶創造更大價值。

購買、出售或回贖本公司之上市證券

截至二零零二年十二月三十一日止九個月內，本公司於香港聯合交易所有限公司(「聯交所」)購回本身股份如下：

年份／月份	購回之股數	支付之每股最高價 港元	支付之每股最低價 港元	支付代價總額(包括費用) 港幣千元
二零零二年七月	2,000,000	2.875	2.875	5,765
二零零二年十月	4,810,000	2.325	2.225	10,941
	6,810,000			16,706

購回之股份已註銷。因此，本公司已發行股本已按所註銷之股份面值減少，而回購時之股份面值總額港幣170,250元(二零零一年：港幣1,763,100元)已從保留溢利撥至股份回購儲備中。回購時支付之溢價於本公司保留溢利中扣除。

除上述外，本公司或其任何附屬公司並無於期內購買、出售或贖回本公司之上市證券。

審核委員會

審核委員會已與管理層檢討本集團所採納的會計原則及準則，並已討論內部監控及財務申報事宜，包括審閱未經審核季度業績。

最佳應用守則

據本公司董事所知，並無任何資料合理顯示本公司現時或於本季度業績所述期間內曾經未有遵守聯交所證券上市規則附錄十四之規定。惟非執行董事均無固定任期，彼等須按本公司章程細則輪值告退。

承董事會命
柳傳志
主席

香港，二零零三年一月二十九日


联想
LEGEND

聯想集團有限公司

LEGEND GROUP LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

APPOINTMENT OF DIRECTOR

The board of directors (the "Board") of Legend Group Limited (the "Company") is pleased to announce that Mr Ting Lee Sen has been appointed as an Independent Non-Executive Director of the Company with effect from 27 February 2003. Mr Ting was a former corporate vice president of Hewlett-Packard Company and possesses extensive experience in IT industry.

The Board wishes to extend its warm welcome to the new board member.

By Order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 27 February 2003


联想
LEGEND

聯想集團有限公司
LEGEND GROUP LIMITED
(根據公司條例於香港註冊成立)

委任董事

聯想集團有限公司(「本公司」)董事會(「董事會」)欣然宣佈,丁利生先生於二零零三年二月二十七日獲委任為本公司之獨立非執行董事。丁先生曾任惠普(Hewlett-Packard)副總裁,於資訊科技行業擁有豐富經驗。

董事會謹此歡迎新董事加入。

承董事會命
柳傳志
主席

香港,二零零三年二月二十七日